UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 13 October, 2010

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	13th October 2010

AIB BOARD CHANGES

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] announces the following Board changes.

Dan O'Connor, Executive Chairman, has informed the Board that he is to stand down from the post and the Board with immediate effect.

Mr O'Connor joined the AIB Board in 2007.  He was appointed Chairman in July 2009 and Executive Chairman in November 2009 at the request of Government.  The AIB Board today thanked Mr O'Connor for his leadership and commitment to AIB and for agreeing to take on the roles of Chairman and Executive Chairman throughout such a difficult period in the company's history.

Two new AIB Board appointments are also announced today.   Jim O'Hara, former General Manager, Intel Ireland and Catherine Woods, former Head of European Banks Equity Research Team, JP Morgan Securities (further details on both appointees attached) have been appointed non-executive directors with immediate effect.

- ENDS -

For further information, please contact:
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Jim O'Hara

Mr O' Hara (age 59) was appointed Intel Ireland general manager in April 2002 and became a Vice President of Intel Corporation in 2003. He was responsible for Intel's Technology and Manufacturing group in Ireland and for the site's strategic direction, management leadership and development, and government and community relations.

Mr O'Hara is a past president of the American Chamber of Commerce in Ireland, acted as Chair for ICT Ireland and served on the board of CRANN (Centre for Research on Adaptive Nanostructures and Nanodevices) at Trinity College Dublin.

He is a board member of the Business in the Community Ireland and a council member of IRCSET (Irish Research Council for Science Engineering and Technology). In 2009, he was appointed to the board of Enterprise Ireland by An Tanaiste and the Minister for Enterprise, Trade & Employment.  He is also a member of the board of the Association for European Nanoelectronic Activities (AENEAS) which represents the European electronics industry.

Mr O'Hara won the ICT Industry 'Business Person of the Year' award in 2007 and the Business & Finance 'Business Person of the Year' award in 2009. He holds an honorary degree of Doctor of Science from the National University of Ireland and is a fellow of the Irish Academy of Engineers.

Catherine Woods

Catherine Woods (age 48) has extensive experience of mergers and acquisitions and the banking sector from her seventeen years with JP Morgan as a Vice President and Head of European Banks Equity Research Team in London. Her equity raising mandates included the recapitalisation of Lloyds' of London and the re-privatisation of Scandinavian banks.

Since her return to Ireland in 2001, she has served on the Electronic Communications Appeals Panel from 2004 to 2007, opining on appeals against decisions made by ComReg.

Ms Woods was appointed to the Board of An Post in 2008 and earlier this year took up the post of Finance Expert on the adjudication panel established by the Irish Government to oversee the rollout of the National Broadband scheme.

Ms Woods is a graduate of Trinity College Dublin, where she attained a 1st Class honours BA. (Mod) in Economics.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 13 October, 2010

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.